UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007 (2)	Commission File Number: 001-31891

TRANSGLOBE ENERGY CORPORATION
(Translation of registrant's name into English)

#2500, 605 – 5th Avenue S.W., Calgary, AB T2P 3H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Voting Results - TransGlobe's Annual Meeting of Shareholders May 9, 2007.

99.2	SEDI Insider Trading Reports dated June 8, 2007 for: Robert Halpin

99.3	SEDI Insider Trading Reports dated June 8, 2007 for: Ross Clarkson

99.4	SEDI Insider Trading Reports dated June 8, 2007 for: Lloyd Herrick

99.5	SEDI Insider Trading Reports dated June 8, 2007 for: Geoffrey Chase

99.6	SEDI Insider Trading Reports dated June 8, 2007 for: Erwin Noyes

99.7	SEDI Insider Trading Reports dated June 8, 2007 for: Fred Dyment

99.8	SEDI Insider Trading Reports dated June 8, 2007 for: David Ferguson

99.9	SEDI Insider Trading Reports dated June 8, 2007 for: Edward Bell

99.10	SEDI Insider Trading Reports dated June 6, 2007 for: James Bambrick

99.11	SEDI Insider Trading Reports dated June 8, 2007 for: James Bambrick

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: June 8, 2007	By:	/s/ David Ferguson
David C. Ferguson
	Title:	Vice President, Finance & CFO